July 11, 2011

Jeffrey P. Berg
United States Securities and Exchange Commission	jberg@bakerlaw.com
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-0404
Attn: Ms. Pamela Long, Assistant Director

Re:          Primoris Services Corporation

Registration Statement on Form S-3

(File No. 333-174602)

Dear Ms. Long:

On behalf of Primoris Services Corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated July 8, 2011 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-3 (File No. 333-174602) which was filed on May 27, 2011 and Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3/A filed on July 1, 2011.  The Company has also responded to the Comment Letter by the filing of the Pre-Effective Amendment No. 2 to the Registration Statement on Form S-3/A (the “Amended Registration Statement”) with the Commission.  The Amended Registration Statement has been filed electronically pursuant to EDGAR, and we will provide you with an additional copy, marked to show all changes.

The following responses correspond to the numbered paragraphs in your Comment Letter.  The responses and undertakings contained in this letter are the positions of the Company.  For your convenience, we have set forth each comment in bold typeface and included the Company’s response below the relevant comment:

General

1.              We note that the representations you included in your response letter do not conform to the representations we requested in our letter dated June 21, 2011.  In your next response letter, please provide the representations exactly as set forth below:

•              Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•              The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•              The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please see revised representation language set forth on the last page of this letter.

Cover Page of the Prospectus

2.             Please disclose the offering price on the cover page.  If selling stockholders will sell at market prices, please so state.  We note the disclosure in the Plan of Distribution section.

As discussed with the staff, please see the responsive change to this comment on the Cover Page of the Prospectus.

Incorporation of Certain Information by Reference, page 15

3.             Please specifically incorporate by reference the Form 8-K filed on July 1, 2011.  Please refer to Compliance Disclosure and Interpretations, Securities Act Forms, Question 123.05, available on the Corporation Finance section of our website.

Please see additional language on page 16 of the Amended Registration Statement.

Exhibits, page II-3

4.             We note your response to comment eight in our letter dated June 21, 2011; however, we reissue the comment in part.  It is unclear to us why you have included an Underwriting Agreement in the exhibit index.  We note your disclosure on page 15 that the selling shareholders have represented to you that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sales of the shares of common stock and that there is no underwriter or coordinating broker acting in connection with a proposed sale of the selling shareholder shares.  Please tell us why you have chosen to include an Underwriting Agreement in the exhibit index or revise your disclosure accordingly.

Pursuant to my conversation with the staff, please see the deletion of the reference to the Underwriting Agreement on page II-3 of the Amended Registration Statement and in the Exhibit Index thereto.

Undertakings, page II-4

5.              We note your response to comment nine in our letter dated June 20, 2011; however, we reissue the comment in part.  It is unclear to us why you chose to include the Rule 430A undertaking as it does not appear that Rule 430A applies to this offering.  Please advise or revise your disclosure accordingly.

Please see revision to the undertaking deleting the reference to Rule 430A  on page II-5 of the Amended Registration Statement.

In connection with the Company’s response to your comment letter, the Company acknowledges that:

1.             Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.             The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.             The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses fully address your inquiries.  Please contact us if you have any further questions at the address and phone number in our letterhead.

Very truly yours,

/s/ Jeffrey P. Berg
Jeffrey P. Berg
of BAKER & HOSTETLER LLP